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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8-53677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMB Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Newport Center Drive, Suite 110
(No. and Street)

Newport Beach (City) CA (State) 9266-0 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1000 Wilshire Blvd. #3o0 (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jasna Penich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMB Securities Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operational Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Certified Public Accountants

PMB SECURITIES CORPORATION

December 31, 2002

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On February 25, 2003 before me, Lori Lanning,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Jasna Penich,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that by ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

LORI LANNING
Commission # 1387020
Notary Public - California
Orange County
My Comm. Expires Nov 24, 2006

WITNESS my hand and official seal.

[Signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PMB Securities Corporation

We have audited the accompanying statement of financial condition of PMB Securities Corporation as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the period from June 11, 2002 (commencement of operations) to December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PMB Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the period from June 11, 2002 (commencement of operations) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Los Angeles, California
January 9, 2003

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

PMB Securities Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$ 454,339
Prepaid expenses and other assets	8,649
Deposits	25,580
Property and equipment, net	15,447
	$ 504,015

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 5,209
Commitments and contingencies	-
Stockholder's equity	
Common stock; no par value; 100,000 shares authorized; 2,500 shares issued and outstanding	650,000
Accumulated deficit	(151,194)
	498,806
	$ 504,015

The accompanying notes are an integral part of this statement.

PMB Securities Corporation

STATEMENT OF OPERATIONS

Period from June 11, 2002 (commencement of operations) to December 31, 2002

Revenues	
Commissions on securities transactions	$ 1,586
Interest income	4,517
Referral fee income	8,895
Total revenues	14,998
Expenses	
Employee compensation and benefits	127,711
Data processing	12,354
Occupancy	5,699
Professional fees	25,116
General and administrative	29,850
Total expenses	200,730
Loss before income taxes	(185,732)
Provision for income taxes	(105,228)
NET LOSS	$ (80,504)

The accompanying notes are an integral part of this statement.

PMB Securities Corporation

STATEMENT STOCKHOLDER'S EQUITY

Period from June 11, 2002 (commencement of operations) to December 31, 2002

	Common Stock						
	Shares Outstanding		Amount		Accumulated Deficit		Total Stockholder's Equity
Balances at June 11, 2002 commencement of operations	2,500	$	25,000	$	(70,690)	$	(45,690)
Capital contribution	-		625,000		-		625,000
Net loss	-		-		(80,504)		(80,504)
Balances at December 31, 2002	2,500	$	650,000	$	(151,194)	$	498,806

The accompanying notes are an integral part of this statement.

PMB Securities Corporation

STATEMENT OF CASH FLOWS

Period from June 11, 2002 (commencement of operations) to December 31, 2002

Cash flows from operating activities:	
Net loss	$ (80,504)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	2,579
Changes in assets and liability accounts	
Increase in prepaid expenses and other assets	(8,649)
Increase in deposits	(25,580)
Increase in accounts payable and accrued liabilities	5,209
Net cash used in operating activities	(106,945)
Cash flows from investing activities:	
Purchases of property and equipment	(18,026)
Cash flows from financing activities:	
Preopening costs	(70,690)
Proceeds from issuance of common stock	25,000
Capital contribution	625,000
Net cash provided by financing activities	579,310
Net increase in cash and cash equivalents	454,339
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 454,339
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of this statement.

PMB Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PMB Securities Corporation (the "Company") was incorporated in October 2001 under the laws of the State of California. The Company is a wholly-owned subsidiary of Pacific Mercantile Bancorp (the "Parent").

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, ("NASD"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

From the commencement of organizational activities to the date of commencement of operations on June 11, 2002, preopening costs consisted of organization efforts. The total costs of the organization activities were $70,690. The organizational costs were recorded as period expenses prior to commencing operations.

Concentration of Credit Risk

The majority of the Company's customers are residents of the State of California. The concentration of customers in California increases the risk that any adverse economic or other developments that may occur in California may adversely affect the Company's results of operations or financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand; cash in checking, savings, and money market accounts.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of all fixed assets is estimated to be two years.

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income is recognized on checking, savings, and money market accounts as earned. Referral fee income arising from investment advisory services is recognized, as the services are performed pursuant to customer arrangements.

Income Taxes

Pacific Mercantile Bancorp and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. Current income taxes are based on the year's taxable income for federal and state income tax reporting purposes.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments.

NOTE B - CONCENTRATION OF CREDIT RISK

As of December 31, 2002, the Company has checking and money market funds on hand in financial institutions which exceed depositor's insurance provided by the applicable guaranty agency by $294,289.

NOTE C - CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE

On May 24, 2002, the Company entered into a clearing agreement with First Southwest Company ("First Southwest"), whereby First Southwest acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. On a monthly basis, First Southwest remits commissions earned by the Company on securities transactions with customers, net of charges for floor brokerage and clearance fees.

In connection with this clearing agreement, the Company is required to maintain a minimum interest bearing security deposit of $25,000 with First Southwest which is included in deposits at December 31, 2002.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2002:

Computer equipment and software	$18,026
Less accumulated depreciation and amortization	(2,579)
	$15,447

Depreciation and amortization expense totaled $2,579 for the year ended December 31, 2002.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE F - RELATED PARTY TRANSACTIONS

The Company paid the parent company, Pacific Mercantile Bancorp, $3,000 for rent paid on its behalf for the seven-month period ended December 31, 2002. The Company reimbursed the parent company for all other direct expenses paid on its behalf.

PMB Securities Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months of operations after commencing business as a broker or dealer, after which time the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $468,635, which was $418,635 in excess of its required minimum net capital of $50,000. The Company's net capital ratio at December 31, 2002 was 0.01 to 1.

SUPPLEMENTARY INFORMATION

PMB Securities Corporation

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Net capital		
Total stockholder's equity qualified for net capital		$ 498,806
Add:		
Other (deductions) or allowable credits -		
Actual tax liability on nonallowable assets		-
Total capital and allowable subordinated liabilities		498,806
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses	$ 8,837	
Property and equipment, net	15,447	
Customer and other receivables	-	(24,284)
Net capital before haircuts on securities positions		474,522
Haircuts on securities positions		
A. Money market funds	$ 5,886	
B. Undue concentration	-	(5,886)
Net capital		$ 468,636
Aggregate Indebtedness		
Items included in statement of financial condition:		
Total liabilities		$ 5,208
Less: Non-recourse capital lease obligations		-
Total aggregate indebtedness		$ 5,208
Computation of Basic Net Capital Requirement		
Minimum dollar net capital required		$ 50,000
Minimum net capital required (ratio 8 to 1)		651
Minimum net capital required		$ 50,000
Excess net capital		$ 418,636
Excess net capital at 1000 percent		$ 468,115
Ratio: Aggregate indebtedness to net capital		0.01

There are no material differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 for the period ending December 31, 2002.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
PMB Securities Corporation

In planning and performing our audit of the financial statements of PMB Securities Corporation, for the period from June 11, 2002 (commencement of operations) to ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
January 9, 2002